UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS
Name: Carlos E. Galvez Pinillos
Title: Chief Financial Officer

Date: July 27, 2017

Buenaventura Announces Second Quarter and Six Month 2017 Results

LIMA, Peru--(BUSINESS WIRE)--July 27, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE:BVN; Lima Stock Exchange:BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q17) and six-month (6M17) period ended June 30, 2017. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2017 Highlights:

  In 2Q17, EBITDA from direct operations was US$56.5 million; a 48% decrease compared to US$108.3 million reported in 2Q16. 2Q17 Adjusted EBITDA (including associated companies) reached US$ 110.2 million; a 40% decrease compared to US$ 183.6 million in 2Q16.
  Total attributable production in 2Q17 was 145k gold ounces and 6.7 million silver ounces, compared to 153k gold ounces and 6.0 million silver ounces in 2Q16.
  Production remained in line with the annual budget at most of the Company’s mines.
  Tambomayo showed a steady improvement in the ramp up process.
  El Brocal reported its third consecutive quarter of positive operating performance and financial results despite challenges at the mill engine (20x30)
  At Cerro Verde, the syndicated loan has been refinanced with subsequent repayment of the shareholder´s loan.

Financial Highlights (in millions of US$, except EPS figures):

	2Q17	2Q16	Var%	6M17	6M16	Var%
Total Revenues	256.7	285.3	-10%	535.0	512.6	4%
Operating Profit	19.8	60.5	-67%	42.9	73.6	-42%
EBITDA Direct Operations	56.5	108.3	-48%	137.3	170.3	-19%
Adjusted EBITDA (Inc Associates)	110.2	183.6	-40%	288.3	326.7	-12%
Net Income	-6.2	55.5	N.A.	64.5	107.0	-40%
EPS*	-0.02	0.22	N.A.	0.25	0.42	-40%

(*) as of June 30, 2017 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Operating Revenues

During 2Q17, net sales were US$252.1 million; a 10% decrease compared to US$279.4 million reported in 2Q16. This result was primarily due to a decrease in silver prices as well as to a lower volume of gold sold.

Royalty income decreased 21%; from US$5.9 million in 2Q16 to US$4.6 million in 2Q17 due to a 21% sequential decrease in revenues at Yanacocha.

Operating Highlights	2Q17	2Q16	Var%	6M17	6M16	Var%
Net Sales (in millions of US$)	252.1	279.4	-10%	524.9	500.1	5%
Average Realized Gold Price (US$/oz) (1) (2)	1,265	1,275	-1%	1,248	1,242	0%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,256	1,268	-1%	1,236	1,232	0%
Average Realized Silver Price (US$/oz) (1) (2)	16.75	17.80	-6%	16.70	16.14	3%
Average Realized Lead Price (US$/MT) (1) (2)	2,199	1,783	23%	2,245	1,783	26%
Average Realized Zinc Price (US$/MT) (1) (2)	2,644	2,112	25%	2,781	1,894	47%
Average Realized Copper Price (US$/MT) (1) (2)	5,446	4,754	15%	5,719	4,587	25%

Volume Sold	2Q17	2Q16	Var%	6M17	6M16	Var%
Consolidated Gold Oz1	82,582	92,752	-11%	160,919	173,741	-7%
Gold Oz inc Associated Companies [3]	147,996	174,827	-15%	303,058	346,917	-13%
Consolidated Silver Oz [1]	5,390,786	5,634,615	-4%	11,390,394	10,949,395	4%
Consolidated Lead MT [1]	9,401	7,669	23%	19,120	14,236	34%
Consolidated Zinc MT [1]	14,198	15,484	-8%	30,889	27,826	11%
Consolidated Copper MT [1]	10,050	10,572	-5%	19,879	21,670	-8%
(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Production and Operating Costs

In 2Q17, Buenaventura’s gold equity production from direct operations was 79,330; a 7% decrease (84,997 gold ounces) as compared to 2Q16. In 2Q17, gold production including associated companies was 144,804 ounces; a 5% decrease as compared to the same period in 2016. This decline is due to a decrease in production at La Zanja, Coimolache and Yanacocha mines; these three mines are located in northern Peru and were affected by heavy rains associated with the Coastal El Niño. This was partially offset by initial contribution by Tambomayo in the amount of 12,454 gold ounces. Silver and lead equity production increased during 2Q17 compared to 2Q16 primarily due to increased production at Uchucchacua (10% QoQ) and El Brocal (103% QoQ).

Buenaventura´s 6M17 gold equity production from direct operations decreased by 14% compared to the figure reported in 6M16. Silver equity production from direct operations in 6M17 was 4% higher compared to 6M16, this was mainly due to higher production coming from the Uchuchacua (3%) and El Brocal (101%) mines. Buenaventura´s zinc equity production increased 11% in 6M17 compared to 6M16. This increase is explained by higher production from the Uchuchacua (34%) and El Brocal (23%) mines.

Equity Production	2Q17	2Q16	Var%	6M17	6M16	Var%
Gold Oz Direct Operations(1)	79,330	84,997	-7%	142,424	164,709	-14%
Gold Oz including Associated(2) Companies	144,804	152,884	-5%	280,497	311,317	-10%
Silver Oz Direct Operations(1)	6,389,751	5,737,314	11%	12,215,489	11,734,124	4%
Silver Oz including Associated Companies	6,745,235	5,976,999	13%	12,931,320	12,190,679	6%
Lead MT	9,405	7,065	33%	17,497	14,047	25%
Zinc MT	12,712	12,573	1%	27,133	22,644	20%
Copper MT Direct Operations(1)	6,377	6,911	-8%	13,276	13,370	-1%
Copper MT including Associated Companies	29,495	31,609	-7%	59,645	62,233	-4%

Consolidated Production	2Q17	2Q16	Var%	6M17	6M16	Var%
Gold Oz(3)	95,889	89,038	8%	176,169	173,292	2%
Silver Oz(3)	6,796,606	5,886,953	15%	13,058,871	12,043,971	8%
Lead MT(3)	11,482	8,337	38%	21,802	16,520	32%
Zinc MT(3)	17,418	18,247	-5%	38,377	32,652	18%
Copper MT(3)	10,364	11,751	-12%	21,578	23,169	-7%
(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.32% of El Brocal.
(2)	Consider 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.32% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Orcopampa (100% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	Oz	46,917	47,826	-2%	89,248	91,962	-3%
Silver	Oz	123,146	166,186	-26%	263,241	313,600	-16%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	US$/Oz	768	704	9%	774	696	11%

Gold production at Orcopampa in 2Q17 was in line with 2Q16. Cost Applicable to Sales (CAS) in 2Q17 increased 9%, to 768 US$/Oz, compared to 704 US$/Oz in 2Q16, mainly due to a power transformer failure which temporarily impacted power supply, requiring a thermoelectric generator (TEG), also resulting in extraordinary expenses (fuel consumption and special services) which will be partially offset by insurance compensation.

Gold production guidance for 2017 is 190k – 200k ounces.

Uchucchacua (100% owned by Buenaventura)*

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	Oz	4,311,194	3,921,199	10%	8,332,916	8,083,174	3%
Zinc	MT	2,949	1,890	56%	4,831	3,615	34%
Lead	MT	4,000	2,591	54%	6,794	5,097	33%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	US$/Oz	10.66	11.11	-4%	10.81	10.75	1%

Silver production in 2Q17 increased 10% quarter on quarter, due to a 16% sequential increase in ore treated (see Appendix 2). Cost Applicable to Sales (CAS) in 2Q17 (10.66 US$/Oz) increased 4% compared to 2Q16 (11.11 US$/Oz), mainly due to a decrease commercial deductions and an increase in by-product contribution increase volume of lead & zinc sold.

Silver production guidance for 2017 is 17.0 million – 18.0 million ounces; this represents a 1.0 million ounce increase to the initial guidance.

*Includes a pilot production of 82,525 Ag Oz, 82 Zn MT and 71 Pb MT from Uchucchacua´s material treated at Mallay´s processing plant.

Mallay (100% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	Oz	380,369	431,346	-12%	700,742	839,964	-17%
Zinc	MT	2,244	2,632	-15%	4,418	5,396	-18%
Lead	MT	1,374	1,873	-27%	2,696	3,942	-32%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	US$/Oz	14.10	12.57	12%	13.65	12.27	11%

Mallay silver, lead and zinc production were lower in 2Q17 in order to accommodate the pilot production of Uchucchacua´s ore.

Silver production guidance for 2017 from Mallay´s mining operation is 1.0 million – 1.3 million ounces to permit the treatment of Uchucchacua´s ore (more value).

Julcani (100% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	Oz	647,883	837,937	-23%	1,314,118	1,690,989	-22%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Silver	US$/Oz	17.85	11.40	57%	14.79	11.05	34%

Silver production in 2Q17 was 23% lower than the production reported in 2Q16; primarily due to a decrease in ore treated (12% QoQ) and lower ore grades (13% QoQ). Cost Applicable to Sales (CAS) in 2Q17 (17.85 US$/Oz) was 57% higher than 2Q16 (11.40 US$/Oz), primarily explained by lower productivity due to the change in the mining procedures for enhanced safety, resulting in an increase in mining support expenses. This temporary issue will be addressed through high grade production and controlled volumes for the subsequent quarters.

Silver production guidance for 2017 is 2.6 million – 2.8 million ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	Oz	30,647	35,384	-13%	62,902	69,577	-10%
Silver	Oz	61,878	49,468	25%	130,810	108,703	20%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	US$/Oz	802	533	25%	762	535	21%

Gold production in 2Q17 decreased by 13% quarter on quarter, but remains in line with the mine production plan. Cost Applicable to Sales (CAS) in 2Q17 (802 US$/Oz) increased by 25% compared to 2Q16 (533 US$/Oz), mainly due to i) increased reagent consumption (associated with higher volumes of water treated due to heavy rains associated with the Coastal El Niño), ii) a 32% sequential decrease in ounces sold and iii) lower ore grades.

Gold production guidance for 2017 is 115k – 125k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	Oz	31,725	36,733	-14%	62,970	71,295	-12%
Silver	Oz	172,943	180,578	-4%	306,217	424,568	-28%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Gold	US$/Oz	469	469	0%	466	449	4%

Gold production in 2Q17 decreased 14% quarter on quarter, but remains in line with the mine production plan of a strong 2H17 with higher grades coming from Cienaga Norte. Cost Applicable to Sales (CAS) in 2Q17 was in line with the figure reported in 2Q16.

Gold production guidance for 2017 is 145k – 155k ounces

El Brocal (61.32% owned by Buenaventura)

Production
		2Q17	2Q16	Var%	6M17	6M16	Var%
Copper	MT	10,308	11,677	-12%	21,463	23,020	-7%
Zinc	MT	12,166	13,725	-11%	29,069	23,641	23%
Silver	Oz	976,757	480,818	103%	2,021,665	1,007,541	101%

Cost Applicable to Sales
		2Q17	2Q16	Var%	6M17	6M16	Var%
Copper	US$/MT	4,864	4,815	1%	4,870	4,808	1%
Zinc	US$/MT	1,838	1,688	9%	1,914	1,610	19%

Copper production in 2Q17 decreased 12% compared to 2Q16 mainly due to a decrease of ore treated and lower ore grades. In 2Q17 zinc production decreased 11% compared to 2Q16 mainly due to less ore treated and lower ore grades.

In 2Q17, zinc Cost Applicable to Sales (CAS) increased 9% quarter on quarter, mainly due to higher commercial deductions triggered by a 28% sequential increase in zinc prices which triggered the treatment charge (TC) escalator. Copper CAS in 2Q17 was in line with the figure reported in 2Q16.

Zinc production guidance for 2017 is 50k – 60k MT, while copper production guidance for 2017 is 55k – 65k MT.

Among the Company’s achievements at El Brocal, it’s important to note an improved metallurgical performance which resulted in: a) a 90% increase (QoQ) in the silver recovery rate in the lead concentrate, with a 27% sequential reduction of the silver recovery rate from the zinc concentrate (better silver payments); b) a 5% sequential increase in the lead recovery from the lead concentrate; and c) 5% sequential increase in the copper recovery rate from the copper concentrate.

General and Administrative Expenses

2Q17 General and Administrative expenses were US$18.3 million; an 8% year-on-year decrease, from US$19.8 million in 2Q16, primarily due to savings in administrative expenses resulting from initial synergies between Buenaventura and El Brocal which will end next year.

Exploration in Non-Operating Areas

2Q17 Exploration costs in Non-Operating Areas were US$5.5 million compared with US$5.0 million in 2Q16. During the period, Buenaventura primarily focused its exploration efforts on the Marcapunta Norte (US$0.81 million) and San Gabriel projects (US$0.36 million).

Share in Associated Companies

During 2Q17, Buenaventura’s share in associated companies was US$44.9 million, compared to US$28.4 million reported in 2Q16, comprised of:

Share in the Result of Associates (in millions of US$)	2Q17	2Q16	Var %	6M17	6M16	Var %
Cerro Verde	20.4	15.8	29%	56.4	34.8	62%
Coimolache	3.7	6.4	-42%	8.0	12.1	-34%
Yanacocha	(27.2)	(1.5)	1676%	(22.6)	2.2	N.A.
Total	-3.1	20.7	N.A.	41.8	49.1	-15%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 2Q17 gold production was 120,856 ounces (52,754 ounces attributable to Buenaventura); a 22% decrease as compared to the 155,524 ounces (67,886 ounces attributable to Buenaventura) produced in 2Q16.

Gold production guidance at Yanacocha for 2017 is 530k – 560k ounces.

In 2Q17, Yanacocha reported a net loss of US$62.2 million, compared to a net loss of US$3.5 million reported in 2Q16.

CAS in 2Q17 was US$1,129/oz; a 43% increase as compared to the US$790/oz reported in 2Q16 mainly due to higher mining cost per ton, milling cost per ton and leaching cost.

The Quecher Main project engineering (oxide deposit) is the process of being developed, a decision to progress is expected in 2H17. In the case of Yanacocha Sulfides, technical and economic viability studies have been progressing, with an updated report expected in 2H17.

Capital expenditures at Yanacocha were US$10.9 million in 2Q17.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 2Q17 copper production was 118,071 MT (23,118 MT attributable to Buenaventura), a 6% decrease compared to 2Q16 (126,143 MT and 24,699 MT attributable to Buenaventura).

During 2Q17, Cerro Verde reported a net income of US$104.1 million compared to net income of US$80.8 million in 2Q16. This increase was primarily due to a higher realized price (US$2.62/Lb in 2Q17 compared to US$2.15/Lb in 2Q16).

Capital expenditures at Cerro Verde were US$37.8 million in 2Q17.

Copper production guidance at Cerro Verde for 2017 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 2Q17 attributable contribution to net income was US$3.7 million (US$5.7 million in 2Q16).

Project Development and Exploration

The Tambomayo Ramp up Process (100% ownership)

  2Q17 results:
    Gold ounces: 12,454
    Silver ounces 295,379
    CAS: 723 US$/Oz Au
  Full capacity expected by 3Q17.
  2017 Production Guidance of 60k – 90k Au Oz.

The San Gabriel Project (100% ownership)

  Geomechanical studies in progress to complete:
    Mining method and rock support analysis
    Metallurgical test to optimize processing plant design and recovery rate

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of June 30, 2017)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.32	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
(*)Consolidates
(**) Equity Accounting

APPENDIX 2

		GOLD PRODUCTION
		2Q17	2Q16%		6M17	6M16%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	121,984	118,341	3%	236,469	228,930	3%
	Ore Grade OZ/MT	0.39	0.40	-3%	0.38	0.40	-5%
	Recovery Rate %	97.0%	94.9%	2%	96.9%	95.5%	1%
	Ounces Produced*	46,917	47,826	-2%	89,248	91,962	-3%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	30,647	35,384	-13%	62,902	69,577	-10%
Tantahuatay	Ounces Produced	31,725	36,733	-14%	62,970	71,295	-12%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		2Q17	2Q16%		6M17	6M16%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	353,236	304,241	16%	686,113	622,623	10%
	Ore Grade OZ/MT	14.81	15.37	-4%	14.60	15.49	-6%
	Recovery Rate %	82.4%	83.9%	-2%	83.2%	83.8%	-1%
	Ounces Produced	4,311,194	3,921,199	10%	8,332,916	8,083,174	3%
Julcani	Ore Milled DMT	38,587	43,796	-12%	76,929	88,778	-13%
	Ore Grade OZ/MT	17.40	19.97	-13%	17.66	19.91	-11%
	Recovery Rate %	96.5%	95.8%	1%	96.7%	95.7%	1%
	Ounces Produced	647,883	837,937	-23%	1,314,118	1,690,989	-22%
Mallay	Ore Milled DMT	54,558	52,413	4%	103,940	100,959	3%
	Ore Grade OZ/MT	7.84	8.95	-12%	7.46	8.97	-17%
	Recovery Rate %	88.9%	92.0%	-3%	90.4%	92.8%	-3%
	Ounces Produced	380,369	431,346	-12%	700,742	839,964	-17%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	755,230	302,623	150%	1,568,228	660,322	137%

		ZINC PRODUCTION
		2Q17	2Q16%		6M17	6M16%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	353,236	304,241	16%	686,113	622,623	10%
	Ore Grade %	1.71%	1.17%	46%	1.48%	1.15%	28%
	Recovery Rate %	48.67%	52.9%	-8%	47.3%	50.2%	-6%
	MT Produced	2,949	1,890	56%	4,831	3,615	34%
Mallay	Ore Milled DMT	54,558	52,413	4%	103,940	100,959	3%
	Ore Grade %	4.7%	5.7%	-18%	4.82%	6.10%	-21%
	Recovery Rate %	88.0%	88.2%	0%	88.1%	87.6%	1%
	MT Produced	2,220	2,632	-16%	4,418	5,396	-18%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	12,166	13,725	-11%	29,069	23,641	23%

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	2Q17	2Q16	6M17	6M16
Net Income	-5,739	58,473	70,511	109,721
Add / Substract:	62,262	49,834	66,757	60,618
Provision for income tax, net	12,492	14,197	9,033	7,408
Share in associated companies by the equity method, net	3,055	-20,675	-41,809	-49,072
Provision for contingencies	-666	-1,087	11,816	-202
Interest income	-1,182	-1,965	-2,473	-4,312
Interest expense	8,257	7,694	15,469	15,674
Loss on currency exchange difference	-1,212	891	-4,215	-5,488
Long Term Compensation provision	0	590	-4	590
Depreciation and Amortization	36,826	45,842	81,135	92,680
Workers´ participation provision	608	2,418	1,444	3,694
Impairment of long-term lived assets	0	0	0	0
Write-Down adjustment	0	0	0	0
Loss from discontinued operations	4,084	1,929	-3,639	-354
EBITDA Buenaventura Direct Operations	56,523	108,307	137,268	170,339
EBITDA Yanacocha (43.65%)	-12,543	20,221	413	45,625
EBITDA Cerro Verde (19.58%)	56,333	46,315	132,096	94,548
EBITDA Coimolache (40.095%)	9,838	8,774	18,510	16,203
EBITDA Buenaventura + All Associates	110,151	183,617	288,287	326,715

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units. The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2017	2016	2017	2016
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,414	126,383	277,734	241,793
Add:
Consolidated Exploration in units in operation	21,541	22,105	41,202	41,221
Consolidated Commercial deductions	56,663	59,375	122,818	113,717
Consolidated Selling expenses	5,854	5,342	10,167	10,115
Consolidated Cost applicable to sales	220,472	213,205	451,921	406,846

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2017	2016	2017	2016
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	-19	5	-13	5
Julcani, Silver	3,888	5,077	11,664	9,082
Julcani, Lead	516	498	1,138	885
Julcani, Copper	40	21	82	49
Mallay, Gold	93	245	193	364
Mallay, Silver	2,635	2,577	5,015	4,668
Mallay, Lead	1,328	1,230	2,808	2,525
Mallay, Zinc	2,790	1,872	4,873	3,381
Orcopampa, Gold	23,870	20,761	47,840	42,532
Orcopampa, Silver	1,081	959	2,231	2,040
Orcopampa, Copper	59	0	79	6
Uchucchacua, Gold	32	31	52	48
Uchucchacua, Silver	24,465	24,885	50,566	46,443
Uchucchacua, Lead	2,508	1,363	4,994	2,670
Uchucchacua, Zinc	2,203	1,047	3,759	1,931
Tambomayo, Gold	3,149	0	3,149	0
Tambomayo, Silver	716	0	716	0
La Zanja, Gold	24,190	24,049	47,158	41,767
La Zanja, Silver	658	398	1,345	834
El Brocal, Gold	1,739	1,805	3,136	3,769
El Brocal, Silver	4,660	2,429	9,571	5,131
El Brocal, Lead	4,055	2,262	8,047	4,419
El Brocal, Zinc	9,819	10,684	23,425	17,974
El Brocal, Copper	20,279	21,485	39,778	45,595
Non Mining Units	1,662	2,702	6,127	5,676
Consolidated Cost of sales, excluding depreciation and amortization	136,414	126,383	277,734	241,793

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2017	2016	2017	2016
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	-12	3	-6	3
Julcani, Silver	2,443	2,602	5,517	4,813
Julcani, Lead	324	255	538	469
Julcani, Copper	25	11	39	26
Mallay, Gold	32	89	63	130
Mallay, Silver	924	940	1,644	1,668
Mallay, Lead	465	449	921	902
Mallay, Zinc	978	683	1,598	1,208
Orcopampa, Gold	8,481	9,392	17,056	17,579
Orcopampa, Silver	384	434	795	843
Orcopampa, Copper	21	0	28	2
Uchucchacua, Gold	7	8	10	13
Uchucchacua, Silver	5,611	6,598	10,078	12,335
Uchucchacua, Lead	575	361	995	709
Uchucchacua, Zinc	505	277	749	513
Tambomayo, Gold	333	0	333	0
Tambomayo, Silver	76	0	76	0
La Zanja, Gold	357	3	746	7
La Zanja, Silver	10	0	21	0
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	21,541	22,105	41,202	41,221

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2017	2016	2017	2016
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	-2	1	-2	1
Julcani, Silver	575	1,435	1,917	2,870
Julcani, Lead	71	140	184	275
Julcani, Copper	7	7	15	18
Mallay, Gold	26	80	64	124
Mallay, Silver	661	1,149	1,569	2,259
Mallay, Lead	334	550	886	1,231
Mallay, Zinc	701	1,302	1,882	2,672
Orcopampa, Gold	268	48	367	150
Orcopampa, Silver	63	0	95	16
Orcopampa, Copper	10	0	14	1
Uchucchacua, Gold	10	12	17	18
Uchucchacua, Silver	7,845	10,384	17,471	19,640
Uchucchacua, Lead	788	561	1,698	1,129
Uchucchacua, Zinc	2,452	1,431	3,996	2,743
Tambomayo, Gold	3	0	3	0
Tambomayo, Silver	0	0	0	0
La Zanja, Gold	52	107	115	165
La Zanja, Silver	1	7	2	8
El Brocal, Gold	2,418	2,408	4,457	4,602
El Brocal, Silver	3,536	2,092	7,714	4,120
El Brocal, Lead	2,340	1,266	5,133	2,321
El Brocal, Zinc	7,556	8,599	20,948	13,954
El Brocal, Copper	26,950	27,796	54,274	55,401
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	56,663	59,375	122,818	113,717

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2017	2016	2017	2016
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	-1	0	0	0
Julcani, Silver	129	207	234	385
Julcani, Lead	17	20	23	38
Julcani, Copper	1	1	2	2
Mallay, Gold	5	17	10	26
Mallay, Silver	150	176	253	337
Mallay, Lead	75	84	141	182
Mallay, Zinc	159	128	245	244
Orcopampa, Gold	284	161	438	320
Orcopampa, Silver	13	7	20	15
Orcopampa, Copper	1	0	1	0
Uchucchacua, Gold	1	2	2	2
Uchucchacua, Silver	989	1,214	1,668	2,023
Uchucchacua, Lead	101	67	165	116
Uchucchacua, Zinc	89	51	124	84
Tambomayo, Gold	16	0	16	0
Tambomayo, Silver	4	0	4	0
La Zanja, Gold	331	269	505	486
La Zanja, Silver	9	4	14	10
El Brocal, Gold	129	131	196	251
El Brocal, Silver	345	176	598	342
El Brocal, Lead	300	164	503	294
El Brocal, Zinc	727	776	1,464	1,197
El Brocal, Copper	1,501	1,560	2,486	3,036
Non Mining Units	477	127	1,057	725
Consolidated Selling expenses	5,854	5,342	10,167	10,115

	JULCANI
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-19	3,888	516	-	40	4,425	5	5,077	498	-	21	5,600	Cost of Sales (without D&A) (US$000)	-13	11,664	1,138	-	82	12,871	5	9,082	885	-	49	10,021
Add:													Add:
Exploration Expenses (US$000)	-12	2,443	324	-	25	2,781	3	2,602	255	-	11	2,871	Exploration Expenses (US$000)	-6	5,517	538	-	39	6,088	3	4,813	469	-	26	5,311
Commercial Deductions (US$000)	-2	575	71	-	7	650	1	1,435	140	-	7	1,583	Commercial Deductions (US$000)	-2	1,917	184	-	15	2,113	1	2,870	275	-	18	3,165
Selling Expenses (US$000)	-1	129.16	17.15	-	1	147	0.21	206.79	20.27	-	0.84	228	Selling Expenses (US$000)	-0	234	23	-	2	258	0	385	38	-	2	425
Cost Applicable to Sales (US$000)	-34	7,035	929	-	72	8,003	9	9,321	913	-	39	10,282	Cost Applicable to Sales (US$000)	-22	19,332	1,883	-	137	21,330	9	17,151	1,666	-	96	18,922
Divide:													Divide:
Volume Sold	4	394,077	291	-	9	Not Applicable	11	817,511	787	-	13	Not Applicable	Volume Sold	8	1,306,733	883	-	25	Not Applicable	11	1,551,735	1,365	-	31	Not Applicable
CAS	-	17.85	3,189	-	8,103	Not Applicable	812	11.40	1,160	-	3,015	Not Applicable	CAS	-	14.79	2,134	-	5,536	Not Applicable	847	11.05	1,220	-	3,057	Not Applicable

	MALLAY
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	92.53	2,635	1,328	2,790	-	6,845	245	2,577	1,230	1,872	-	5,923	Cost of Sales (without D&A) (US$000)	193	5,015	2,808	4,873	-	12,889	364	4,668	2,525	3,381	-	10,938
Add:													Add:
Exploration Expenses (US$000)	32.43	924	465	978	-	2,399	89	940	449	683	-	2,161	Exploration Expenses (US$000)	63	1,644	921	1,598	-	4,226	130	1,668	902	1,208	-	3,909
Commercial Deductions (US$000)	26	661	334	701	-	1,721	80	1,149	550	1,302	-	3,081	Commercial Deductions (US$000)	64	1,569	886	1,882	-	4,401	124	2,259	1,231	2,672	-	6,285
Selling Expenses (US$000)	5.26	150	75	159	-	389	17	176	84	128	-	404	Selling Expenses (US$000)	10	253	141	245	-	649	26	337	182	244	-	790
Cost Applicable to Sales (US$000)	156	4,369	2,202	4,627	-	11,354	430	4,842	2,312	3,985	-	11,569	Cost Applicable to Sales (US$000)	331	8,480	4,756	8,598	-	22,165	644	8,932	4,841	7,506	-	21,922
Divide:													Divide:
Volume Sold	152	309,975	1,236	2,169	-	Not Applicable	459	385,120	1,771	2,231	-	Not Applicable	Volume Sold	345	621,133	2,512	3,640	-	Not Applicable	699	727,710	3,570	4,526	-	Not Applicable
CAS	1,027	14.10	1,782	2,133	-	Not Applicable	937.10	12.57	1,305	1,786	-	Not Applicable	CAS	960	13.65	1,893	2,362	-	Not Applicable	921	12.27	1,356	1,658	-	Not Applicable

	ORCOPAMPA
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,870	1,081	-	-	59	25,010	20,761	959	-	-	-	21,720	Cost of Sales (without D&A) (US$000)	47,840	2,231	-	-	79	50,150	42,532	2,040	-	-	6	44,578
Add:					-								Add:
Exploration Expenses (US$000)	8,481	384	-	-	21	8,886	9,392	434	-	-	-	9,826	Exploration Expenses (US$000)	17,056	795	-	-	28	17,879	17,579	843	-	-	2	18,424
Commercial Deductions (US$000)	268	63	-	-	10	341	48	-	-	-	-	48	Commercial Deductions (US$000)	367	95	-	-	14	476	150	16	-	-	1	167
Selling Expenses (US$000)	284	13	-	-	1	298	161	7	-	-	-	168	Selling Expenses (US$000)	438	20	-	-	1	459	320	15	-	-	0	335
Cost Applicable to Sales (US$000)	32,903	1,540	-	-	91	34,535	30,362	1,400	-	-	-	31,762	Cost Applicable to Sales (US$000)	65,701	3,142	-	-	121	68,964	60,580	2,914	-	-	9	63,504
Divide:													Divide:
Volume Sold	42,821	142,569	-	-	24	Not Applicable	43,130	155,889	-	-	-	Not Applicable	Volume Sold	84,921	292,704	-	-	31	Not Applicable	87,081	342,097	-	-	3	Not Applicable
CAS	768	10.81	-	-	3,849	Not Applicable	704	8.98	-	-	-	Not Applicable	CAS	774	10.74	-	-	3,944	Not Applicable	696	8.52	-	-	3,073	Not Applicable

	UCHUCCHACUA
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32	24,465	2,508	2,203	-	29,208	31	24,885	1,363	1,047	-	27,326	Cost of Sales (without D&A) (US$000)	52	50,566	4,994	3,759	-	59,372	48	46,443	2,670	1,931	-	51,092
Add:													Add:
Exploration Expenses (US$000)	7	5,611	575	505	-	6,699	8	6,598	361	277	-	7,245	Exploration Expenses (US$000)	10	10,078	995	749	-	11,833	13	12,335	709	513	-	13,570
Commercial Deductions (US$000)	10	7,845	788	2,452	-	11,095	12	10,384	561	1,431	-	12,388	Commercial Deductions (US$000)	17	17,471	1,698	3,996	-	23,182	18	19,640	1,129	2,743	-	23,530
Selling Expenses (US$000)	1	989	101	89	-	1,181	2	1,214	67	51	-	1,333	Selling Expenses (US$000)	2	1,668	165	124	-	1,958	2	2,023	116	84	-	2,225
Cost Applicable to Sales (US$000)	51	38,910	3,972	5,250	-	48,183	53	43,080	2,353	2,806	-	48,292	Cost Applicable to Sales (US$000)	81	79,783	7,852	8,629	-	96,345	81	80,440	4,625	5,271	-	90,417
Divide:													Divide:
Volume Sold	37	3,651,304	2,921	2,180	-	Not Applicable	68	3,876,108	2,199	1,367	-	Not Applicable	Volume Sold	79	7,383,706	5,178	3,298	-	Not Applicable	101	7,484,129	3,990	2,728	-	Not Applicable
CAS	1,376	10.66	1,360	2,408	-	Not Applicable	782	11.11	1,070	2,052	-	Not Applicable	CAS	1,036	10.81	1,516	2,617	-	Not Applicable	802	10.75	1,159	1,932	-	Not Applicable

	TAMBOMAYO
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,148.76	716	-	-	-	3,865							Cost of Sales (without D&A) (US$000)	3,149	716	-	-	-	3,865
Add:													Add:
Exploration Expenses (US$000)	333	76	-	-	-	409							Exploration Expenses (US$000)	333	76	-	-	-	409
Commercial Deductions (US$000)	3	-	-	-	-	3							Commercial Deductions (US$000)	3	-	-	-	-	3
Selling Expenses (US$000)	16	4	-	-	-	20							Selling Expenses (US$000)	16	4	-	-	-	20
Cost Applicable to Sales (US$000)	3,501	796	-	-	-	4,297							Cost Applicable to Sales (US$000)	3,501	796	-	-	-	4,297
Divide:													Divide:
Volume Sold	4,840	81,454	-	-	-	Not Applicable							Volume Sold	4,840	81,454	-	-	-	Not Applicable
CAS	723	9.77	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable	CAS	723	9.77	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable

	LA ZANJA
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,190	658	-	-	-	24,848	24,049	398	-	-	-	24,447	Cost of Sales (without D&A) (US$000)	47,158	1,345	-	-	-	48,503	41,767	834	-	-	-	42,601
Add:													Add:
Exploration Expenses (US$000)	357	10	-	-	-	367	3	0	-	-	-	3	Exploration Expenses (US$000)	746	21	-	-	-	767	7	0	-	-	-	7
Commercial Deductions (US$000)	52	1	-	-	-	53	107	7	-	-	-	114	Commercial Deductions (US$000)	115	2	-	-	-	117	165	8	-	-	-	173
Selling Expenses (US$000)	331	9	-	-	-	340	269	4	-	-	-	274	Selling Expenses (US$000)	505	14	-	-	-	519	486	10	-	-	-	496
Cost Applicable to Sales (US$000)	24,931	677	-	-	-	25,609	24,428	410	-	-	-	24,838	Cost Applicable to Sales (US$000)	48,523	1,383	-	-	-	49,905	42,425	851	-	-	-	43,277
Divide:													Divide:
Volume Sold	31,105	61,330	-	-	-	Not Applicable	45,856	57,602	-	-	-	Not Applicable	Volume Sold	63,676	128,849	-	-	-	Not Applicable	79,288	126,389	-	-	-	Not Applicable
CAS	802	11.05	-	-	-	Not Applicable	533	7.11	-	-	-	Not Applicable	CAS	762	10.73	-	-	-	Not Applicable	535	6.74	-	-	-	Not Applicable

	BROCAL
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,739	4,660	4,055	9,819	20,279	40,551	1,805	2,429	2,262	10,684	21,485	38,665	Cost of Sales (without D&A) (US$000)	3,136	9,571	8,047	23,425	39,778	83,957	3,769	5,131	4,419	17,974	45,595	76,887
Add:													Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-	Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,418	3,536	2,340	7,556	26,950	42,800	2,408	2,092	1,266	8,599	27,796	42,160	Commercial Deductions (US$000)	4,457	7,714	5,133	20,948	54,274	92,526	4,602	4,120	2,321	13,954	55,401	80,397
Selling Expenses (US$000)	129	345	300	727	1,501	3,002	131	176	164	776	1,560	2,808	Selling Expenses (US$000)	196	598	503	1,464	2,486	5,247	251	342	294	1,197	3,036	5,119
Cost Applicable to Sales (US$000)	4,285	8,541	6,696	18,102	48,730	86,353	4,344	4,698	3,692	20,059	50,841	83,633	Cost Applicable to Sales (US$000)	7,789	17,884	13,683	45,837	96,538	181,730	8,622	9,592	7,033	33,124	104,032	162,403
Divide:													Divide:
Volume Sold	3,623	750,077	4,953	9,849	10,018	Not Applicable	3,228	342,385	2,912	11,886	10,560	Not Applicable	Volume Sold	7,051	1,575,817	10,547	23,951	19,823	Not Applicable	6,561	717,335	5,310	20,573	21,636	Not Applicable
CAS	1,183	11.39	1,352	1,838	4,864	Not Applicable	1,346	13.72	1,268	1,688	4,815	Not Applicable	CAS	1,105	11.35	1,297	1,914	4,870	Not Applicable	1,314	13.37	1,324	1,610	4,808	Not Applicable

	NON MINING COMPANIES
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,662	-	-	-	-	-	2,702	Cost of Sales (without D&A) (US$000)	-	-	-	-	-	6,127	-	-	-	-	-	5,676
Add:						-							Add:						-
Selling Expenses (US$000)	-	-	-	-	-	477	-	-	-	-	-	127	Selling Expenses (US$000)	-	-	-	-	-	1,057	-	-	-	-	-	725
Total (US$000)	-	-	-	-	-	2,139	-	-	-	-	-	2,829	Total (US$000)	-	-	-	-	-	7,184	-	-	-	-	-	6,401

	BUENAVENTURA CONSOLIDATED
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	53,053	38,103	8,407	14,812	20,378	136,414	46,896	36,325	5,353	13,602	21,506	126,383	Cost of Sales (without D&A) (US$000)	101,515	81,109	16,987	32,057	39,939	277,734	88,485	68,196	10,499	23,286	45,651	241,793
Add:													Add:
Exploration Expenses (US$000)	9,199	9,448	1,365	1,483	46	21,541	9,495	10,574	1,065	960	11	22,105	Exploration Expenses (US$000)	18,202	18,132	2,454	2,347	67	41,202	17,731	19,660	2,081	1,721	29	41,221
Commercial Deductions (US$000)	2,775	12,680	3,533	10,709	26,967	56,663	2,657	15,067	2,516	11,333	27,802	59,375	Commercial Deductions (US$000)	5,021	28,768	7,901	26,826	54,302	122,818	5,060	28,913	4,955	19,368	55,420	113,717
Selling Expenses (US$000)	766	1,639	494	975	1,503	5,854	579	1,785	335	955	1,561	5,342	Selling Expenses (US$000)	1,166	2,791	832	1,833	2,488	10,167	1,085	3,111	630	1,525	3,038	10,115
Cost Applicable to Sales (US$000)	65,794	61,869	13,799	27,978	48,894	220,472	59,627	63,751	9,269	26,850	50,880	213,205	Cost Applicable to Sales (US$000)	125,904	130,799	28,174	63,064	96,796	451,921	112,362	119,880	18,165	45,900	104,137	406,846
Divide:													Divide:
Volume Sold	82,582	5,390,786	9,401	14,198	10,050	Not Applicable	92,752	5,634,615	7,669	15,484	10,572	Not Applicable	Volume Sold	160,919	11,390,394	19,120	30,889	19,879	Not Applicable	173,741	10,949,395	14,236	27,826	21,670	Not Applicable
CAS	797	11.48	1,468	1,971	4,865	Not Applicable	643	11.31	1,209	1,734	4,812	Not Applicable	CAS	782	11.48	1,474	2,042	4,869	Not Applicable	647	10.95	1,276	1,650	4,806	Not Applicable

	COIMOLACHE
	2Q 2017						2Q 2016							6M 2017						6M 2016
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,565	1,145	-	-	-	15,710	13,952	993	-	-	-	14,945	Cost of Sales (without D&A) (US$000)	28,095	1,962	-	-	-	30,057	26,374	2,100	-	-	-	28,474
Add:													Add:
Exploration Expenses (US$000)	256	20	-	-	-	276	2,756	196	-	-	-	2,952	Exploration Expenses (US$000)	503	35	-	-	-	538	3,950	315	-	-	-	4,265
Commercial Deductions (US$000)	55	17	-	-	-	73	190	17	-	-	-	207	Commercial Deductions (US$000)	226	26	-	-	-	252	320	33	-	-	-	353
Selling Expenses (US$000)	169	13	-	-	-	182	270	19	-	-	-	289	Selling Expenses (US$000)	327	23	-	-	-	350	512	41	-	-	-	553
Cost Applicable to Sales (US$000)	15,045	1,196	-	-	-	16,241	17,167	1,225	-	-	-	18,392	Cost Applicable to Sales (US$000)	29,151	2,046	-	-	-	31,197	31,157	2,488	-	-	-	33,645
Divide:													Divide:
Volume Sold	32,103	184,622	-	-	-	Not Applicable	36,596	191,812	-	-	-	Not Applicable	Volume Sold	62,596	308,518	-	-	-	Not Applicable	69,404	430,003	-	-	-	Not Applicable
CAS	469	6.48	-	-	-	Not Applicable	469	6.39	-	-	-	Not Applicable	CAS	466	6.63	-	-	-	Not Applicable	449	5.79	-	-	-	Not Applicable

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 2Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q17		2Q17		2Q17		2Q17
Au Ounces Sold BVN		47,854
Au Ounces bought from La Zanja
Au Ounces Sold Net		47,854		31,105		32,103		77,230

	2Q17		2Q17		2Q17		2Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,426	1,597	24,948	802	15,709	489	95,962	1,243
Exploration in Operating Units	21,174	442	367	12	1,822	57	22,099	286
Royalties	4,426	92	0	0	0	0	4,426	57
Commercial Deductions[4]	13,810	289	72	2	73	2	13,877	180
Selling Expenses	2,127	44	248	8	183	6	2,332	30
Administrative Expenses	11,958	250	593	19	790	25	12,589	163
Other, net	2,024	42	-87	-3	48	1	1,997	26
Sustaining Capex[5]	6,828	143	2,133	69	2,324	72	8,892	115

By-product Credit	-97,810	-2,044	-753	-24	-3,168	-99	-1,670	-22

All-in Sustaining Cost	40,963	856	27,520	885	17,780	554	62,694	812

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 2Q16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	2Q16		2Q16		2Q16		2Q16
Au Ounces Sold BVN		88,930
Au Ounces bought from La Zanja		-45,262
Au Ounces Sold Net		43,669		45,566		36,596		82,519

	2Q16		2Q16		2Q16		2Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	78,168	1,790	19,818	435	14,945	408	94,676	1,147
Exploration in Operating Units	22,102	506	678	15	2,952.23	81	23,645	287
Royalties	4,682	107	0	0	0	0	4,682	57
Commercial Deductions[4]	17,101	392	1,188	26	207	6	17,814	216
Selling Expenses	2,136	49	273.75	6	289	8	2,397	29
Administrative Expenses[5]	11,680	267	534	12	498	14	12,163	147
Other Expenses	0	0	2,204	48	1,332	36	1,704	21
Other Incomes	-1,408	-32	-3,353	-74	-1,709	-47	-3,872	-47
Administrative charges	0	0	615.74	14	182	5	400	5
Sustaining Capex[6]	5,098	117	2,550	56	5,065	138	8,482	103

By-product Credit	-109,859	-2,516	-1,071	-24	-3,332	-91	-111,763	-1,354

All-in Sustaining Cost	29,700	680	23,436	514	20,430	558	50,326	610

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 1S17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1H17		1H17		1H17		1H17
Au Ounces Sold BVN		117,471
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		90,193		63,353		62,596		148,906

	1H17		1H17		1H17		1H17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	152,851	1,695	48,211	761	30,056	480	190,483	1,279
Exploration in Operating Units	40,435	448	767	12	3,542	57	42,262	284
Royalties	8,805	98	0	0	0	0	8,805	59
Commercial Deductions[4]	30,175	335	781	12	252	4	30,690	206
Selling Expenses	3,476	39	387	6	350	6	3,822	26
Administrative Expenses	27,386	304	1,086	17	1,699	27	28,643	192
Other, net	3,664	41	163	3	-180	-3	3,678	25
Sustaining Capex[5]	13,857	154	2,676	42	4,327	69	17,012	114

By-product Credit	-200,144	-2,219	-1,920	-30	-5,294	-85	-3,141	-21

All-in Sustaining Cost	80,505	893	52,151	823	34,752	555	122,110	820

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Buenaventura
All-in Sustaining Cost for 1S16

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	1S16		1S16		1S16		1S16
Au Ounces Sold BVN		166,478
Au Ounces bought from La Zanja		-78,586
Au Ounces Sold Net		87,892		71,996		69,404		153,921

	1S16		1S16		1S16		1S16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	136,579	1,554	36,824	511	28,474	410	167,535	1,088
Exploration in Operating Units	41,214	469	1,272	18	4,265.25	61	43,599	283
Royalties	9,356	106	0	0	0	0	9,356	61
Commercial Deductions[4]	33,147	377	-1,808	-25	353	5	32,329	210
Selling Expenses	3,777	43	496	7	553	8	4,262	28
Administrative Expenses[5]	24,418	278	1,026	14	1,053	15	25,384	165
Other Expenses	0	0	4,094	57	2,139	31	3,030	20
Other Incomes	-2,169	-25	-7,156	-99	-2,820	-41	-7,097	-46
Administrative charges	0	0	1,199	17	504	7	838	5
Sustaining Capex[6]	16,078	183	2,821	39	8,872	128	21,132	137

By-product Credit	-193,054	-2,196	-1,786	-25	-6,896	-99	-196,766	-1,278

All-in Sustaining Cost	69,346	789	36,982	514	36,496	526	103,602	673

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. For Buenaventura, does not consider management services charged to subsidiaries.
6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of June 30, 2017 and December 31, 2016
	2017	2016
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	150,650	80,544
Trade and other accounts receivable, net	260,134	269,089
Inventory, net	151,695	120,947
Income tax credit	18,128	19,956
Prepaid expenses	11,761	11,392
Embedded derivatives for sale of concentrate, net	1,061	-
	593,429	501,928

Non-current assets
Trade and other receivables, net	41,177	166,048
Long-term income tax credit	3,786	3,660
Long-term inventory	8,393	14,027
Investment in associates	1,571,872	1,536,607
Mining concessions, development costs, property, plant and equipment, net	2,014,567	1,960,025
Investment properties, net	9,838	10,089
Deferred income tax asset, net	27,976	25,881
Prepaid expenses	27,906	30,431
Other assets	20,780	17,719
	3,726,295	3,764,487

Total assets	4,319,724	4,266,415

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	135,000	55,000
Trade and other payables	235,511	273,440
Provisions	64,684	62,502
Income tax payable	1,337	8,686
Embedded derivatives for sale of concentrate, net	-	1,524
Hedge derivative financial instruments	1,883	3,863
Financial obligations	41,030	40,110
	479,445	445,125

Non-current liabilities
Trade and other payables	616	15,982
Provisions	167,427	174,190
Financial obligations	538,027	552,232
Contingent consideration liability	19,343	19,343
Deferred income tax liability, net	13,375	12,330
	738,788	774,077

Total liabilities	1,218,233	1,219,202

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,071	162,744
Other reserves	269	269
Retained earnings	1,740,180	1,690,123
Other reserves of equity	-350	(1,783)
Shareholders’ equity, net attributable to owners of the parent	2,872,908	2,821,091
Non-controlling interest	228,583	226,122
Total shareholders’ equity, net	3,101,491	3,047,213

Total liabilities and shareholders’ equity, net	4,319,724	4,266,415

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and six-month periods ended June 30, 2017 and 2016

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	246,065	273,746	512,354	488,826
Net sales of services	6,025	5,693	12,528	11,261
Royalty income	4,640	5,861	10,110	12,546
Total operating income	256,730	285,300	534,992	512,633

Operating costs
Cost of sales, without considering depreciation and amortization	(135,411)	(115,963)	(272,018)	(223,120)
Cost of services, without considering depreciation and amortization	(1,003)	(10,420)	(5,716)	(18,673)
Depreciation and amortization	(36,826)	(45,842)	(81,135)	(92,680)
Exploration in operating units	(21,541)	(22,105)	(41,202)	(41,221)
Mining royalties	(7,290)	(5,963)	(13,648)	(12,131)
Total operating costs	(202,071)	(200,293)	(413,719)	(387,825)

Gross profit	54,659	85,007	121,273	124,808

Operating expenses, net
Administrative expenses	(18,259)	(19,758)	(40,714)	(41,169)
Selling expenses	(5,854)	(5,342)	(10,167)	(10,115)
Exploration in non-operating areas	(5,535)	(4,955)	(7,828)	(8,469)
Recovery (expense) for provision for contingencies	666	1,087	(11,816)	202
Other, net	(5,922)	4,505	(7,871)	8,320
Total operating expenses, net	(34,904)	(24,463)	(78,396)	(51,231)

Operating profit	19,755	60,544	42,877	73,577

Other income (expense), net
Share in the results of associates	(3,055)	20,675	41,809	49,072
Financial income	1,182	1,965	2,473	4,312
Net gain (loss) from currency exchange difference	1,212	(891)	4,215	5,488
Financial costs	(8,257)	(7,694)	(15,469)	(15,674)
Total other income, net	(8,918)	14,055	33,028	43,198

Profit before income tax	10,837	74,599	75,905	116,775

Current income tax	(4,398)	(12,214)	(10,658)	(19,217)
Deferred income tax	(8,094)	(1,983)	1,625	11,809

Profit (loss) from continuing operations	(1,655)	60,402	66,872	109,367

Discontinued operations
Profit (loss) from discontinued operations	(4,084)	(1,929)	3,639	354
Net profit (loss)	(5,739)	58,473	70,511	109,721

Attributable to:
Owners of the parent	(6,160)	55,461	64,536	107,023
Non-controlling interest	421	3,012	5,975	2,698
	(5,739)	58,473	70,511	109,721

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.02)	0.22	0.25	0.42

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,715,190	253,986,867	253,715,190

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and six-month periods ended June 30, 2017 and 2016

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	276,918	234,024	532,234	415,845
Value Added Tax recovered	54,059	17,779	61,997	70,872
Royalty received	5,300	13,501	11,509	21,058
Proceeds from dividends	2,102	2,769	5,175	136,784
Interest received	2,156	60	3,117	1,714
Payments to suppliers and third-parties	(263,416)	(164,963)	(438,590)	(333,019)
Payments to employees	(44,279)	(33,389)	(86,999)	(69,154)
Payment of income taxes	(5,105)	(9,304)	(16,539)	(11,461)
Payments of interest	(8,234)	(14,083)	(14,171)	(17,873)
Payments of mining royalties	(4,426)	(4,887)	(8,805)	(9,356)

Net cash and cash equivalents provided by operating activities	15,075	41,507	48,928	205,410

Investing activities
Proceeds from loans	107,120	-	124,800	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(5,133)	1,962	1,438	2,072
Proceeds from sales of intangibles	-	227	-	227
Proceeds from sales of mining concessions, property, plant and equipment	(67,296)	(69,340)	(148,908)	(121,368)

Net cash and cash equivalents provided by (used in) investing activities	34,691	(67,151)	(22,670)	(119,069)

Financing activities
Proceeds of bank loans	80,000	15,851	245,000	175,851
Payments of bank loans	(135,000)	(252,000)	(165,000)	(412,000)
Proceeds of financial obligations	-	273,814	-	275,000
Payments of financial obligations	(12,123)	(8,299)	(15,736)	(16,883)
Dividends paid to non-controlling interest	(1,527)	(1,980)	(3,196)	(4,060)
Acquisition of non-controlling interest	-	(1,149)	-	(1,307)
Increase of restricted bank accounts	(1,050)	4,395	(2,741)	(1,988)
Dividends paid to controlling interest	(14,479)	(9)	(14,479)	(9)

Net cash and cash equivalents provided by (used in) financing activities	(84,179)	30,623	43,848	14,604

Net increase in cash and cash equivalents during the period	(34,413)	4,979	70,106	100,945
Cash and cash equivalents at the beginning of the period	185,063	174,485	80,544	78,519

Cash and cash equivalents at period-end	150,650	179,464	150,650	179,464

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2017	2016	2017	2016
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	(6,160)	55,461	64,536	107,023

Plus (less):
Depreciation and amortization	36,826	45,842	81,135	92,680
Provision for employee bonus	-	(5,658)	-	-
Recovery (expense) for provision for contingencies	(666)	(1,087)	11,816	(202)
Loss attributable to non-controlling interest	421	3,012	5,975	2,698
Hedge derivative instruments	(218)	-	5,729	-
Accretion expense of provision for closure of mining units and exploration projects	1,218	960	1,508	1,698
Reversal (provision) for impairment loss of inventories	2,472	(2,943)	808	(8,854)
Net share in results of associates	3,055	(20,675)	(41,809)	(49,072)
Net loss (gain) from currency exchange difference	(1,212)	891	(4,215)	(5,488)
Provision for estimated fair value of embedded derivatives related to concentrate	6,460	(16,928)	(3,806)	(29,949)
sales and adjustments on open liquidations
Deferred income tax expense (income)	8,094	1,983	(1,625)	(11,809)
Net loss (gain) on sales of mining concessions, property, plant and equipment	(1,438)	2,182	(1,438)	2,072
	(72)	(7,778)	(3,402)	(385)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	36,408	(37,715)	14,403	(36,178)
Inventories	(25,020)	(7,978)	(24,074)	1,821
Income tax credit	(5,113)	10,057	1,702	18,001
Prepaid expenses	3,010	(558)	3,515	(6,924)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(29,051)	14,321	(45,053)	(16,337)
Provisions	(7,375)	5,386	(14,603)	8,425
Income tax payable	(8,666)	(37)	(7,349)	(594)

Proceeds from dividends	2,102	2,769	5,175	136,784

Net cash and cash equivalents provided by operating activities	15,075	41,507	48,928	205,410

CONTACT:
Compañia de Minas Buenaventura S.A.A.
in Lima:
Carlos Galvez, 511-419-2540
Chief Financial Officer
or
Rodrigo Echecopar, 511-419-2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
in NY:
Barbara Cano, 646-452-2334
barbara.cano@mbsvalue.com
Company Website: www.buenaventura.pe/ir